SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Resource Capital Group, Inc.

(Name of Issuer)

Resource Capital Group, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

761 200 104

(CUSIP Number of Class of Securities)

Albert G. Schmerge, III
President, Chief Executive Officer and Chairman of the Board of Directors
Resource Capital Group, Inc.
419 Crossville Road, Suite 204
Roswell, Georgia 30075
(770) 649-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Eliot Robinson, Esq.
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Sixteenth Floor
Atlanta, Georgia 30303
(404) 572-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

     Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$213,000.00	$19.60

*	For purposes of calculating the fee only. This amount assumes the acquisition of 42,600 shares of common stock of the subject company for $5.00 per share. The filing fee is calculated by multiplying the aggregate value of the transaction by 0.000092.

**	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:

Form or Registration No.:	Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Item 1.	Summary Term Sheet

The Information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	Name and Address

The information set forth in the “Notice of Special Meeting of Stockholders” of the Proxy Statement is incorporated herein by reference.

(b)	Securities

The information set forth in the Proxy Statement under the caption “PROPOSAL NO. 1 REVERSE STOCK SPLIT - Voting Procedures and Revocability of Proxies” is incorporated herein by reference.

(c)	Trading Market and Price

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Background” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP - Price Range of Common Stock and Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings

The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

(f)	Prior Stock Purchases

The Company has not purchased any subject securities during the past two years other than those described in the Proxy Statement under the captions “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Price Range of Common Stock and Dividends” and “- Purchases of Common Stock by the Company and its Affiliates” which are incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The filing person is Resource Capital Group, Inc. The subject company is Resource Capital Group, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Current Directors and Executive Officers.”

Item 4.	Terms of the Transaction

(a)	Material Terms

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(c)	Different Terms

None.

(d)	Appraisal Rights

The information set forth in the Proxy Statement under the caption “PROPOSAL NO. 1 REVERSE STOCK SPLIT – Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions For Unaffiliated Security Holders

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)	Eligibility For Listing or Trading

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company’s Stockholders” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions

The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Purchases of Common Stock by the Company and its Affiliates” is incorporated herein by reference.

(b)	Significant Corporate Events

Not applicable.

(c)	Negotiations or Contacts

Not applicable.

(e)	Agreements Regarding the Subject Company’s Securities

The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Purchases of Common Stock by the Company and its Affiliates” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company’s Stockholders” is herein incorporated by reference.

(c)	(1) – (8) Plans

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS” and “PROPOSAL NO. 1 REVERSE STOCK SPLIT” is herein incorporated by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects in a Going Private Transaction

(a)	Purposes

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Purpose and Reasons for the Reverse Stock Split” is herein incorporated by reference.

(b)	Alternatives

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Alternatives Considered by the Board of Directors” is herein incorporated by reference.

(c)	Reasons

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Purpose and Reasons for the Reverse Stock Split” is herein incorporated by reference.

(d)	Effects

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company’s Stockholders” and “SPECIAL FACTORS – Material Federal Income Tax Consequences” is herein incorporated by reference.

Item 8.	Fairness of the Going Private Transaction

(a)	Fairness

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is herein incorporated by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” and “ - Alternatives Considered by the Board of Directors” is herein incorporated by reference.

(c)	Approval of Security Holders

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” and “PROPOSAL NO. 1 REVERSE STOCK SPLIT – Vote Required” is herein incorporated by reference.

(d)	Unaffiliated Representative

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)	Approval of Directors

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Fairness of the Reverse Stock Split” and “ - Background” is herein incorporated by reference.

(f)	Other Offers

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Background” is herein incorporated by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Opinion of Adams Capital” is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration

(a)	Source of Funds

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company’s Stockholders” is incorporated herein by reference.

(b)	Conditions

Not applicable.

(c)	Expenses

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company’s Stockholders” is incorporated herein by reference.

(d)	Borrowed Funds

Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership

The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Ownership of Voting Securities of the Company” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Purchases of Common Stock by the Company and its Affiliates” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is incorporated herein by reference.

Item 13.	Financial Statements

(a)	The financial information in the Company’s Annual Report on Form 10-KSB and the Company’s Form 10-QSB for the quarter ended September 30, 2002, (File No. 0-20272) are incorporated herein by reference.

(b)	Pro Forma Information

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company’s Stockholders” is herein incorporated by reference.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT RESOURCE CAPITAL GROUP – Persons Making the Solicitation” is incorporated herein by reference.

Item 15.	Additional Information

The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on January 28, 2003.

(c)(1)	Opinion of Adams Capital, Inc. filed as Appendix B to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on January 28, 2003.

(c)(2)	Memorandum in Support of Opinion as of October 22, 2002 of Adams Capital.

(c)(3)	Draft Fairness Opinion (with Memorandum in Support of Opinion) as of August 30, 2002 of Adams Capital, Inc.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2003

RESOURCE CAPITAL GROUP, INC.

	By:	/s/ Albert G. Schmerge, III

Albert G. Schmerge, III President, Chief Executive Officer and Chairman of the Board of Directors Resource Capital Group, Inc.